

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Robert A. Bradway
Chairman of the Board, Chief Executive Officer and President
AMGEN INC
One Amgen Center Drive
Thousand Oaks, California 91320-1799

   Re: AMGEN INC
   Registration Statement on Form S-4
   Filed February 9, 2021
   File No. 333-252898

Dear Mr. Bradway:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: R. Charles Cassidy III, Esq.